EXHIBIT 10
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                                                               EXECUTION VERSION

                      NONCOMPETITION COVENANT AND AGREEMENT

            THIS NONCOMPETITION COVENANT AND AGREEMENT (this "AGREEMENT") is made and entered into as of this January 11, 2008, by Mr. MA Qing, an individual residing in the city of Beijing in the People's Republic of China (the "PRC"), (PRC ID No. 110107196407042724) ("EXECUTIVE") for the benefit of the party listed in Schedule I attached hereto (the "PURCHASER").

                                    RECITALS

            WHEREAS, Executive serves as the Director, Secretary and President of China Mobile Media Technology Inc. (the "COMPANY"), a company established and existing under the laws of the State of Nevada, the United States;

            WHEREAS, Executive is also a direct or indirect shareholder of the Company;

            WHEREAS, pursuant to the securities purchase agreement (the "PURCHASE AGREEMENT") dated of even date herewith among the Company, Magical Insight Investments Limited, a British Virgin Islands corporation ("MAGICAL INSIGHT"), the wholly-owned subsidiaries of Magical Insight, and the Purchaser respectively, and other related documents pertaining to such purchase (collectively, the "TRANSACTION DOCUMENTS"), Magical Insight shall issue and sell to Purchaser, and Purchaser shall purchase Magical Insight's Guaranteed Senior Notes due 2014 (the "NOTES"), and the Company shall issue and sell to the Purchaser warrants (the "WARRANTS") representing the right to purchase a certain number of shares of the Company's common stock;

            WHEREAS, to induce the Purchaser to consummate the transactions under the Transaction Documents and to preserve for the Purchaser the valuable rights procured by Purchaser pursuant to the Transaction Documents related to the transaction as contemplated thereunder, the Executive agreed to certain covenants to be made by Executive for the benefit of the Purchaser regarding certain future activities and actions by Executive;

                                    AGREEMENT

            NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the General Principles of Civil Law of the PRC, Contract Law of the PRC, and other applicable laws and regulations, the parties hereto, intending to be legally bound, hereby agree as follows:

      SECTION 1. DEFINITIONS. Capitalized terms used in this Agreement shall have the meanings set forth below.

            1.1   "AGREEMENT" is defined in the Preamble.




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            1.2   "BUSINESS" shall mean integrated multi-channel sales and
marketing in the PRC, including but not limited to, proprietary-branded digital mobile devices, including through TV-based direct response platforms and off-line distribution networks.

            1.3   "COMPANY" is defined in the Recitals.

            1.4 "COMPANY AFFILIATE" shall mean any entity engaged in the Business which is controlled, directly or indirectly, by the Company (including without limitation the Group Companies as defined under the Purchase Agreements).

            1.5 "COMPETITIVE BUSINESS" shall mean any business that (i) is in the Business and (ii) competes, directly or indirectly, with the Company or any Company Affiliate.

            1.6   "EXECUTIVE" is defined in the Preamble.

            1.7   "NOTES" is defined in the Recitals.

            1.8   "PRC" is defined in the Preamble.

            1.9   "PURCHASER" is defined in the Preamble.

            1.10  "TERM" is defined in Section 2.1.

            1.11 "TRADE SECRET" shall mean any information, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, actual or future services, or lists of actual or potential customers or suppliers that (i) are not generally known to, and not readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use and (2) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

            1.12  "TRANSACTION DOCUMENTS" is defined in the Recitals.

            1.13 "WORK PRODUCT" shall mean all intellectual property rights, including all Trade Secrets, U.S. and international copyrights, patentable ideas or inventions, discoveries and improvements, and other intellectual property rights, in any documentation, programming, technology, or other work that relates to the business and interests of the Company and that was or is conceived or developed by Executive, or delivered by Executive to the Company at any time during the term of Executive's employment with the Company.

      SECTION 2.  COVENANTS.

            2.1 Noncompetition and Nonsolicitation. During the period commencing as of the date hereof and until the Purchaser or its assignees


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neither beneficially own any Notes nor beneficially own at least 2% of the
Company's common stock (such period, the "TERM"), Executive hereby agrees that Executive (including his spouse, infant children, siblings, any company or undertaking in which he holds a controlling interest, or any person related by marriage or consanguinity) will not, directly or indirectly, engage in, or have any interest in, any person, firm, corporation, or business (whether as an executive, officer, director, agent, security holder, employee, consultant, investor or similar position) that engages in or render services to a Competitive Business, or otherwise interfere with the business of the Company or Company Affiliates, including without limitation:

            (a) either on his own behalf or on behalf of any other person, solicit business similar to the Business from any customer, supplier, distributor of, or a person in a similar commercial relationship with, the Company or Company Affiliates; and

            (b) either on his own behalf or on behalf of any other person, solicit, employ or otherwise engage as an employee, independent contractor, or otherwise any person who is and was, at any time during one year prior to such solicitation, employment or engagement, an employee of the Company or Company Affiliates, or in any manner induce any employee of the Company or Company Affiliates to terminate his or her employment therewith.

Notwithstanding the foregoing paragraphs of this Section 2.1:

                  (i) Executive may own, directly or indirectly, as an investor, securities of any company engaging in a Competitive Business, so long as Executive's aggregate holdings in each such corporation shall not constitute more than three percent (3%) of such corporation's voting stock;

                  (ii)  Executive represents that the entities identified in
Schedule II represent the pre-existing relationships disclosed by the Company pursuant to the Purchase Agreement which form part of the Transaction Documents and do not engage in a Competitive Business and for the foregoing reason, the Executive may continue his involvement as a shareholder, officer or director of such entities so long as such entities do not engage in a Competitive Business during such involvement; and

                  (iii) Executive may serve as a shareholder, director or officer of any entity that is not engaged in a Competitive Business.

            2.2   Confidentiality and Other Covenants. Executive agrees that:

            (a) he shall keep confidential any information, including Trade Secrets, relating to the Company, Company Affiliates, and the Business (unless such disclosure is permitted in writing by the Company, required under law or by order of any governmental or regulatory authority, or relates to information already in the public domain, or to a third party who has rightfully obtained such Trade Secrets without breach of any confidentiality obligation);



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            (b)   all Work Product of Executive conceived (whether solely or jointly with others) within the scope of his employment with the Company belongs to the Company and any and all of his rights to such Work Product, to the extent not yet assigned, are hereby assigned to the Company;

            (c) upon the termination of his employment with the Company, at the request of the Company, he shall return to the Company all of the Company's proprietary items in his possession or under his control and shall not retain any copies or other physical embodiment of any of such items; and

            (d) upon the termination of his employment with the Company, he shall not hold himself out as an employee, agent or representative of the Company.

            2.3 Termination. The parties agree that the Term shall terminate, and this Agreement shall be deemed terminated and of no further effect, without necessity of further action by Executive or the Purchaser, upon the expiration of the Term.

            2.4   Specific Enforcement. Upon a breach by Executive of Section
2.1 or 2.2, in addition to such damages as the Purchaser can show they have sustained, directly or indirectly, by reason of said breach and in addition to any other remedies to which Purchaser may be entitled under the laws of the PRC, the Purchaser shall be entitled to injunctive relief against Executive if such relief is applicable and available, as monetary compensation alone would be inadequate and insufficient. Nothing in this Agreement shall be construed as limiting the Purchaser's remedies in any way.

      SECTION 3.  MISCELLANEOUS.

            3.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, in each case, to the extent permitted by applicable law, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable, to the extent permitted by applicable law.

            3.2 Counterparts. This may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

            3.3 Governing Law; Arbitrations. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF PEOPLE'S REPUBLIC OF CHINA. Any dispute, controversy or claim arising out of or in connection with


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this Agreement shall be settled through negotiation between the parties; if the parties fail to resolve such dispute within sixty (60) days after the date such negotiation was first requested in writing by either party, it shall be settled by arbitration at the Hong Kong International Arbitration Center (the "HKIAC") under the UNCITRAL Arbitration Rule. In the case of any conflict between the terms of this Agreement and the International Chamber of Commerce International Arbitration Rules ("ICC RULES"), the terms of this Agreement shall prevail. The arbitral tribunal shall consist of three arbitrators, with one appointed by the Executive, one appointed by the Purchaser and a third neutral arbitrator to be appointed by the other two party-appointed arbitrators, who shall not be a citizen of the PRC and who shall act as the chairman of the tribunal. The parties agree to the appointment of arbitrators who are not on HKIAC's Panel of Arbitrators. If either party fails to appoint an arbitrator within the time specified in the ICC Rules or if the two party-appointed arbitrators fail to jointly appoint the third neutral arbitrator within the time specified in the ICC Rules, the Chairman of HKIAC shall make such an appointment. The arbitration shall be conducted on a confidential basis. All arbitration proceedings shall be held in English. Any arbitration award made by the arbitration panel shall be final and binding on the parties and may be entered and enforced in any court of competent jurisdiction. The parties shall submit to the jurisdiction of any such court for purposes of the enforcement of any such award. Notwithstanding the foregoing agreement to arbitrate, the parties expressly reserve the right to seek provisional relief from any court of competent jurisdiction to preserve their respective rights pending arbitration.

            3.4 Assignment. Executive agrees that this Agreement shall inure to the benefits of all holders of the Notes or Warrants, whether or not the Purchaser.

            3.5 Notice. Any notices to be given hereunder by either party to the other may be effectuated either by personal delivery in writing or by mail, postage prepaid, with return receipt requested. Notices shall be addressed to the parties as follows:

                  If to the Purchaser:
                  --------------------

                  The addresses of the Purchaser as indicated in Schedule I

                  If to Executive:
                  ----------------

                  Mr. MA Qing Address:
                  9th Floor, Block C, Intell-Center,
                  No. 18 Zhongguancun East Road,
                  Haidian District,
                  Beijing, China 100083



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                  c/o China Mobile Media Technology Inc.
                  Suite 1503, Sino Plaza,
                  255-257 Gloucester Road,
                  Causeway Bay,
                  Hong Kong
                  Fax: + 852 2995 9809

or to such other address as either the parties may designate by written notice to each other. Notices delivered personally shall be deemed duly given on the date of actual receipt; mailed notices shall be deemed duly given as of the fifth day after the date so mailed. Notices hereunder may be delivered by electronic facsimile transmission (fax) if confirmation by sender is made within three business days by mail or personal delivery.

            3.6 Third Party Beneficiary Rights. This Agreement has been made and is made solely for the benefit of, and shall be binding upon, the Purchaser (and their respective successors and assigns, including the holders of the Notes or Warrants) and Executive, and no other person shall acquire or have any rights under or by virtue of this Agreement.

            3.7 Attorney's Fees. If any party shall bring a procedure to enforce this Agreement, unless otherwise decided by the arbitration tribunal, the prevailing party shall be entitled to recover the reasonable attorneys' fees and costs incurred by such party from the unsuccessful party.

                            [signature page follows]






















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            IN WITNESS WHEREOF, the parties hereto have executed this
Noncompetition Covenant and Agreement as of the date first set forth above.

                                    EXECUTIVE:



                                    /s/ Ma Qing
                                    -------------------------------
                                    Mr. MA Qing

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Accepted by:

PURCHASER:

ABAX LOTUS LTD.



By: /s/ Yang Xiangdong
-------------------------------
Name: Yang Xiangdong
Title: Authorized Signatory


































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                                   SCHEDULE I

                         PURCHASER AND NOTICE ADDRESSES
                         ------------------------------


Abax Lotus Ltd.
c/o Abax Global Capital (Hong Kong) Limited
Suite 6708, 67/F Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR
Attn:  Chairman of the Board
Fax:  +852 36021702



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                                   SCHEDULE II

                           PRE-EXISTING RELATIONSHIPS
                           --------------------------

None